Consulting Agreement

Effective January 29, 2007 This Agreement is between:

Sungold International Holdings Corp.,
(Hereinafter referred to as SIHC)

940 The East Mall, Suite 300
Toronto, Ontario, CANADA M9B 6J7
And,

Todd Stinson
(Hereinafter referred to as TS)
4332 N 21st ST.
Lincoln, NE 68521

Whereas, SIHC wishes to contract with TS to:

(a) Assist in the technical process in general for SIHC with particular reference to the further development of the patent application for the Horsepower World Lottery Pool. Completion of the Horsepower software program, including upgrading the graphics component to current industry standards, and interfacing with the appropriate internet and totalizing applications, and content providers for the live venue;

(b) Assist in arranging operating contracts for product installation on all venues, including but not limited to; internet, legal betting shops, kiosks, VLTs, and satellite simulcast, and;

(c) Assist in arranging corporate financing, and;

(d) Act in a capacity overseeing the implementation and on-going operations.

Now therefore and in consideration of the foregoing, it is hereby agreed as follows:

  The term of this agreement, which takes full effect upon signing, shall be for one year from date of signing. This term is for the Consulting Fee compensation only. This term is not applicable for the license and gross allowances as evidenced below.
  This agreement will become effective only when SIHC demonstrates the financial abilities and wherewithal to facilitate obligations outlined within this agreement. Or at TS’s discretion.
  The Consulting Fee agreement can be extended upon termination, by mutual agreement between both parties, in accordance with negotiations between the parties, which shall begin prior to the expiration of this initial agreement.

•

The Title assumed by TS will be Industry Consultant. It is understood and agreed that this title is not an Officer of SIHC. Nor will TS be held liable in any capacity from the on going operations of SIHC. It is also understood that any announcement or press release of this appointment or contemplated licensing of TS’s proprietary IP provisional application(s) and contemplated issuance, will be approved as to content and timing by TS.

•	TS shall be issued 500,000 Common shares of SIHC at the time of signing.
•

TS shall receive an initial consulting fee of $5,000 U.S. upon signing. In addition to this signing fee TS shall receive $2,500 U.S. per month, prorated for part months, payable at the end of each month. Said monthly consulting will be agreed to have commenced on December 15th 2006, as compensation for “work to date”, which includes all expenses incurred to date. A portion of these monies owed ($2,500 U.S.) to be offset against provisional patent filing only.

•	TS shall receive additional allocations of SIHC Common shares as the following Bench Marks are achieved:
	•	TS shall receive an additional allocation of 500,000 Common shares of SIHC at the time of the graphics upgrade, in either the virtual or the live demo of the products discussed within this agreement.
	•	TS shall receive an additional allocation of 500,000 Common shares of SIHC at the time that SIHC signs a Horsepower® World Pool application contract with a revenue generating entity.
•

TS shall receive an additional allocation of 750,000 Common shares of SIHC at the time that SIHC successfully commences Horsepower® World Pool live wagering operations or operations in any capacity that generates revenue to SIHC.

•

TS shall receive an additional allocation of 500,000 Common shares of SIHC at the time that SIHC signs a Horsepower® World Pool Lottery application contract with any Lottery organization and or jurisdiction. Including but not limited to outsourced lottery vendors.

	•	TS shall receive an additional allocation of 1,000,000 Common shares of SIHC immediately upon commencement of the Horsepower® World Pool Lottery wagering operations.
•

TS shall receive an additional 250,000 Common shares for the SIHC acquisition of the Breezestreams.com opportunity. It is understood that all or a good portion of these shares will be used to satisfy payment to the original designer of the Breezestreams concept.

•

TS shall receive an additional 1,000,000 Common shares upon issuance of patent protection. As evidenced by the USPTO issuance certificate. This allocation is only applicable if exclusivity is still in effect under the terms of this agreement.

  TS shall receive cash compensation for Supervising the live operation of the Horsepower® World Pool product equal to 1% (one percent) of the Sungold/Horsepower share of the Gross Revenue earned from the Horsepower® World Pool Internet and Betting shop operation, not exceeding Three percent (3%) of the Net Income from this operation as long as TS continues to supervise these operations.
  In exchange for registering, as the inventor, a new patent(s) in the name of SIHC, TS shall receive cash compensation from the operations of the Horsepower® World Pool Lottery products equal to 10% (ten percent) of the Sungold/Horsepower share of the Gross Revenue earned from the Horsepower® World Pool Lottery operations. (operations that are directly attributed to TS including the patent(s) applications as of 1-12-07) in perpetuity from the date of commencing these operations.
  TS agrees to license the rights to SIHC to market the lottery products under its provisional patent protection and subsequent issuance. This “License Agreement”, to be defined in a separate “License Agreement”, will include the following restrictions and performance clauses to be borne by SIHC to maintain its exclusive position in the intellectual property.
1.	SIHC bears the cost of filings, both provisional and the subsequent prosecution to issuance.
2.

SIHC agrees that this is a marketing license only, and understands that its exclusivity position remains in effect only as long as its ability to financially support the prosecution, marketing, and industry standard respect of the intellectual property.

3.	SIHC agrees that this intellectual property is not assignable.
4.	SIHC agrees that any material change in the capital structure of SIHC will cause the exclusivity exclusion. (Material change to be defined in “License Agreement”).
  TS shall be reimbursed by the company for pre-approved expenses incurred on behalf of the company.
  TS agrees to sign the SIHC standard non-competition agreement.

It is further understood and agreed by the parties that during the term of this agreement the company may undertake additional projects which have been discussed in principle and in such cases SIHC and TS will agree on the nature of the project and the compensation arrangements for TS to supervise them in each case. Examples of these projects include a Video Lottery Terminal version of the product.

EFFECTIVE DATE

This agreement shall be in full force and effect immediately upon acceptance as signed and witnessed below.

This agreement represents the complete and entire agreement between the parties, and there are no prior or pre-existing agreements.

The parties agree that an executed copy received by telefax or digitally signed will represent a completed agreement.

This agreement has been approved and accepted by the following individuals who have full and complete authority to legally bind each party respectively:

Sungold International Holdings Corp.,	Witnessed by:
/T.K. Blackwell/.	/Larry Simpson/.
T. Keith Blackwell, Chief Executive Officer	Larry Simpson, Director

And,

_/Stiny/.
Todd Stinson	Witnessed by:/CChessmore/.
Print Name: Cynthia J. Chessmore

Dated this 29th day of January, 2007.